Exhibit 99.1

Benitec’s Hepatitis B Therapeutic SHOWs POSITIVE preclinical RESULTS

Sydney Australia, December 7, 2015: Benitec Biopharma Limited (ASX: BLT; NASDAQ: BNTC) is pleased to announce that initial in vitro data demonstrates efficacy of BB-HB-331, a DNA directed RNA interference (ddRNAi)-based therapeutic designed to treat and potentially cure hepatitis B with a single injection. The data was presented at the HEP DART 2015 conference on December 6, 2015 (US time). Collectively, the positive data strongly supports progression of BB-HB-331 into in vivo testing.

The data presented demonstrates that BB-HB-331 can effectively suppress multiple aspects of the hepatitis B virus (HBV) in infected human liver cells. Specifically, treatment with BB-HB-331 resulted in a 90% reduction in the levels of hepatitis B surface antigen (HBsAg) and e-antigen (HBeAg), as compared to untreated controls or liver cells treated with a construct that produces unrelated short hairpin RNA (shRNAs). In addition, the core antigen was also decreased by approximately 1 log. Pleasingly, BB-HB-331 treated cells showed at least an 85% reduction of intracellular hepatitis B DNA after only 23 days. The levels of cccDNA were correspondingly reduced by 66% in the same time frame.

The design and construction of BB-HB-331 mimics TT-034, the company’s lead product currently undergoing testing in the United States. Data from the preclinical and clinical development of TT-034 has been instrumental in the development of BB-HB-331.

Benitec’s Chief Scientific Officer, Dr David Suhy said, “The data demonstrates that BB-HB-331 produces robust knockdown of many of the critical parameters of active HBV infection. It gives us confidence to further develop the compound into follow-on in vivo studies, which are currently in progress. We anticipate that this data could provide the foundation to develop an anti-HBV therapeutic that is able to provide long term therapeutic benefit from a single injection.”

The full abstract will be available on Benitec’s website and on the HEP DART conference website (www.hepdart.com) following the end of the conference.

CONTACTS:

Carl Stubbings
Chief Business Officer
Tel: +61 (2) 9555 6986
Email: cstubbings@benitec.com

Annabel Murphy
Head of Investor Relations & Corporate Communications
Tel: +61 (2) 9555 6986
Email: amurphy@benitec.com

About Benitec Biopharma Limited:

Benitec Biopharma Limited is a biotechnology company (ASX: BLT; NASDAQ: BNTC; NASDAQ: BNTCW), which has developed a patented gene silencing technology delivered by gene therapy, called DNA directed RNA interference (ddRNAi) that has the potential to produce 'one-shot' cures for a range of diseases. The company is developing ddRNAi-based therapeutics for chronic and life-threatening human conditions including hepatitis C and B, drug resistant lung cancer and wet age-related macular degeneration. Benitec has also licensed ddRNAi to other biopharmaceutical companies for applications including HIV/AIDS, Huntington’s disease, chronic neuropathic pain and retinitis pigmentosa. For further information regarding Benitec and its activities, please contact the persons below, or visit the Benitec website at www.benitec.com.